SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                MIIX GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    59862V104
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                                 (CUSIP Number)
                                                     with a copy to:
     Tyndall Capital Partners, L.P.                  Allen B. Levithan, Esq.
     153 East 53rd Street                            Lowenstein Sandler PC
     55th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 446-2460                                  (973) 597-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 8, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Cusip No.   59862V104
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                         Tyndall Capital Partners, L.P.
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:               0*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:             0
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:          0*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:        0
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    0*
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  12)  Check if  the Aggregate Amount in  Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     0.0%*
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  14)  Type of Reporting Person (See Instructions):       IA
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*    As a result of  the  transactions  that took  place  on September  8, 2005,
     Tyndall Capital Partners, L.P., a Delaware limited partnership ("Tyndall"), ceased to own any securities of MIIX Group, Inc. (the "Company"). Prior to the transactions, Tyndall possessed investment control over all securities of the Company owned by Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P., both Delaware limited partnerships. Thus, as of September 8, 2005, for the purposes of Reg. Section 240.13d-3, Tyndall is deemed beneficially to own no securities of the Company.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Tyndall ceased to own any securities of the Company as of September 8, 2005 as a result of the transactions detailed below. Prior to the transactions detailed below, Tyndall possessed investment control over all securities of the Company owned by Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P., both Delaware limited partnerships. Thus, as of September 8, 2005, for the purposes of Reg. Section 240.13d-3, Tyndall is deemed to own beneficially no securities of the Company.

          On September 8, 2005, Tyndall ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

          There was no transaction in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock, by Tyndall or any person or entity controlled by Tyndall or any person or entity for which Tyndall possesses voting or investment control over the securities thereof during the sixty days preceding the date of the event that necessitated the filing of this statement. On September 8, 2005 there was a sale (a) by Tyndall Partners, L.P. of 582,626 shares of Common Stock for the sum of $100.00 and (b) by Tyndall Institutional Partners, L.P. of 251,800 shares of Common
Stock for the sum of $100.00 (both of which were effected in private transactions).

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    as of September 29, 2005


                                    TYNDALL CAPITAL PARTNERS, L.P.

                                    By: Jeffrey Management, LLC, General Partner

                                    By: /s/Jeffrey S. Halis
                                       -----------------------------------------
                                        Jeffrey S. Halis, Sole Member


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).